

February 2, 2009

Via Facsimile and U.S. Mail

Steven J. Glusband, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005

> Re: **Retalix Ltd.**
> **Schedule TO-T filed January 15, 2009**
> **Filed by Ronex Holdings, Limited Partnership; Ronex Holdings Ltd;**
> **FIMI Opportunity 2005 Ltd; FIMI IV 2007 Ltd; Ishay Davidi**
> **Management Ltd; Ishay Davidi Holdings Ltd; and Ishay Davidi.**
> **SEC File No. 005-55375**

Dear Mr. Glusband:

We have reviewed the filing listed above. Our comments follow. All defined terms used in this letter have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO.

Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

Cover Page to the Schedule TO-T

1.   Please tell us what consideration was given to whether Gillon Beck, a partner and executive of two entities identified as part of the Bidder Group should be included as a bidder in the offer? Similarly, please tell us what consideration was given to

whether Messrs. Barry Shaked and Brian Cooper, the CEO and a director of Retalix, respectively, should be included as bidders in the offer. We note that Messrs. Shaked and Cooper pursuant to a shareholder agreement entered into in March 2008 may be deemed to beneficially own the shares owned and purchased by members of the Bidder Group. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you do not add additional bidders, please provide your analysis in your response letter. To the extent you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Item 10. Financial Statements

2.   We note that the members of the Bidder Group are not public companies and that the offer is not for all outstanding securities of the subject class. Therefore, you do not fall within the fact pattern under which financial statements are not deemed material in the context of a tender offer. Refer to Instruction 2 to Item 10 of Schedule TO. The fact that financing for the offer is assured is not dispositive of whether bidder financial statements are required under Item 10 of Schedule TO. Please provide us further analysis as to why you believe that the financial condition of the members of the Bidder Group is not material to a shareholder's decision to participate in the offer in light of the facts noted above.

Offer to Purchase
Background, page 14

3.   Please revise your background section to disclose the date that Mr. Ishay Davidi became Retalix's Chairman of the Board.

4.   We note your disclosure in the first full paragraph on page 16 that you have requested from the Israeli Tax Authority an approval with respect to the Israeli withholding tax rates applicable to the offer. Based on your disclosure on page 31, it appears you have received the approval. Please update your disclosure on page 16 accordingly.

Plans for Retalix after the Offer; Certain Effects of the Offer, page 16

5.   We understand that this tender offer is a partial offer not intended nor reasonably likely to result in the subject securities becoming eligible for deregistration under Section 12 of the Securities Exchange Act of 1934. However, if this offer is the first step in a series of transactions that are intended to or are reasonably likely to

Steven J. Glusband, Esq.
Carter Ledyard & Milburn LLP
February 2, 2009
Page 3

result in a going-private transaction, a Schedule 13E-3 must be filed now. Please confirm in your response letter that the offer is not the first step in a series of transaction that will or are reasonably likely to "trigger" the application of Exchange Act Rule 13e-3.

Certain Material U.S. Federal Income Tax and Israeli Income Tax Consequences, page 28

6.   We note the heading of this section and disclosure refer to "certain" of the material federal income tax consequences of the tender offer. Please remove that qualifier, as this section should discuss all material tax consequences.

Information Concerning the Bidder Group, page 35

7.   We note your disclosure that Ishay Davidi Management Ltd. and Ishay Davidi Holdings Ltd. are holding companies that control FIMI Opportunity 2005 Ltd. And FIMI IV 2007 Ltd., and are also the managing general partners of the FIMI Funds. It does not appear that Ishay Davidi Management Ltd. or Ishay Davidi Holdings Ltd. were included as reporting persons in the Schedule 13D filed on February 11, 2008, as amended. Please tell us why those two entities were not included in the Schedule 13D that was filed on behalf of the Bidder Group, among others.

Miscellaneous, page 40

8.   Please note that SEC regional offices do not provide public reference services. Please delete the reference to the SEC regional offices in the penultimate paragraph of this section.

Closing Comments

Please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Ron Ben-Haim
        Ronex Holdings, Limited Partnership
        Rubinstein House
        37 Menahem Begin Rd.
        Tel-Aviv 67137, Israel